UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS 70

PETROBRAS FINANCIAL PERFORMANCE

2Q20

PETROBRAS

TABLE OF CONTENTS

Consolidated Results	7
Net Revenues	7
Cost of Goods Sold	8
Operating Expenses	9
Adjusted EBITDA	10
Financial Results	11
Net Income	11
Special Items	12
CAPEX	13
Portfolio Management	15
Liquidity and Capital Resources	16
Debt	18
Results per Segment	19
Exploration and Production	19
Refining	21
Gas and Power	22
Reconciliation of Adjusted EBITDA	23
Financial Statements	24
Financial Information by Business Area	28
Glossary	37

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 1Q20 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

2

MESSAGE FROM THE CEO

Dear Shareholders,

I am glad to be able to tell you that we are running the ship safely through uncharted waters. We are very proud of our team whose talent and professional dedication allowed us to overcome, so far, the enormous challenges faced by our company.

The outbreak of a major global health crisis caused a deep and synchronized global recession that hit severely the global oil and gas industry.

Prices of Brent oil of US$ 65 per barrel in February collapsed to US$ 19 in April 2020 due to a global demand contraction of 25%, threatening to generate a sudden stop of cashflow. A liquidity shock has an effect similar to a heart stroke, as it has the potential to stop the continuity of companies’ operations. Amidst deep uncertainty, the prospect for continuous cash burn was very real.

As in a war, the unprecedented scale and speed of the global pandemic compelled us to move swiftly, as we know that serious crises produce winners and losers and the winners tend to be those who respond faster. And we do aim at being a winner. We are working hard, fast and efficiently to engineer a J-shaped recovery, ending up better than we were in the pre-COVID era. Of course, the safety of our operations and our employees as well as respect for the environment continue to be one of the pillars of our strategy.

The world was moving fast but now is moving even faster inspiring creativity and innovation and requiring stronger resiliency.

We see the crisis as an inflection point, from which we must accelerate the execution of our transformational agenda – including digital transformation –

to allow Petrobras to make a turnaround in its long history of value destruction, becoming an effective value creator to you and to the Brazilian economy.

In the short-term, our number one priority was to protect health - the physical health of our employees and the financial health of our company.

We have created a crisis committee, composed by the company´s executive committee with daily meetings. We have established two teams reporting directly to the crisis committee, one to deal with the health crisis (EOR) and the other in charge of liquidity and cost cutting (liquidity team).

To minimize the impact of COVID-19 on our workforce we decided to put in place a combination of social distancing with a strategy of screening, testing, tracing and quarantining, which is performing very well. Until this week we have applied more than 120,000 tests on our employees and the service supplier’s employees, within a universe of 135,000 people.

Working at home has been successful, even contributing to increase productivity. For the future we plan to keep around 50% of the personnel working at corporate activities in home office. However, it will be limited to three days per week in order to leave room for more effective culture preservation, team building and mentoring of younger professionals.

The operational personnel will be gradually returning to their normal work shifts, with the exception of those older than 60 and/or with co-morbidities. This will be implemented very carefully at metered pace to minimize the risk of new infections.

Our capex budget for 2020 was reduced to US$ 8.5 billion from US$ 12 billion and we have already launched initiatives to cut costs by more than US$ 2 billion, in addition to the postponement of cash disbursements, including executive salaries and annual bonuses, the last tranche of the 2019 dividend and part of the payments due to large suppliers.

In addition to the withdrawal of US$ 8 billion in revolving credit lines, we issued 10 and 30-year bonds amounting to US$ 3.25 billion and took almost US$ 2.0 billion in bank loans, in order to build a liquidity buffer to survive a worst case scenario of average oil prices of US$ 25 per barrel from April 2020 until year-end.

Integrated actions of the logistics and sales teams were able to maximize exports of crude oil and low-sulphur fuel oil, which reached all-time high volumes. This move was instrumental to offset the effect of the strong contraction of the Brazilian demand for fuels, especially in April - a month to remember in the history of the oil business – and to preserve liquidity.

More than 10,000 employees enlisted for the voluntary dismissal program (PDV), about 22% of our labor force, and will be leaving the company mostly this year and the remainder in 2021. This will imply cost savings of almost US$ 800 million per year.

The rationalization of the executive structure is estimated to lower costs by more than US$ 200 million per year.

3

Each of the 45 departments was required by the crisis committee to submit plans involving cost cutting. The company is carrying out several other initiatives to diminish costs and to realize efficiency gains.

As a consequence of the decrease in headcount and adoption of home office, we plan to reduce the current occupation of 17 administrative buildings – 23 in 2018 - to only 8 by 1Q21, implying cost savings of almost US$ 30 million in 2021.

Jointly with the elimination of several inefficiencies and logistics cost, we are working to minimize inventories and to rationalize storage space, reducing the number of warehouses to 25 from the current 45.

Like its parent company, our wholly owned subsidiary Transpetro is engaged in a program to strengthen resiliency and service quality.

In spite of the strong global recession the divestment program is well and alive. In 2020 we have already launched 20 processes of asset divestitures and sales concluded up to now generated almost US$ 1 billion in cash receipts for Petrobras. At the moment, we are discussing with the winning bidder for RLAM the final details to formalize a sales and purchase agreement.

We expect the approval for the conclusion of sale of Liquigás – a LPG distribution company - to be given by CADE, the Brazilian anti-trust agency, in the following months.

Oil and gas production is running smoothly and the E&P business obtained several achievements.

Búzios is beating new records: on July 13th production reached 844,000 boed. The FPSO P-70 started operations at the Atapu field and the first oil came on June 25th. Atapu’s first well has the potential to run at 50,000 boed.

The TOTUS (True one trip ultra slender) technology was successfully utilized for the construction of a well in the Golfinho field in the post salt. Drilling and completion took only 44 days, contributing to reduce costs by 50%.

Our main innovation projects dedicated to E&P, such as EXP-100, PROD-1000, PEP-70 and HISEP, are showing progress. If successful they have the potential to create significant value through a dramatic decrease of breakeven prices.

The company is ordering the construction of 3 FPSOs to operate in the second phase of Búzios, the first order in 8 years. Two of them will have a capacity of 180,000 bpd and the third one of 225,000 bpd. This will be the biggest FPSO operating in Brazilian seas and one of the biggest in the world.

Average lifting costs, on a cash basis, decreased to U$ 4.9/boe in 2Q20 from US$ 8.4/boe in 2Q19, a 41% year-on-year fall. At the pre-salt fields it reached US$ 2.4/boe in 2Q20.

After a sharp fall to levels lower than 60%, driven by demand weakness for fuels, the average utilization factor of our refineries is hovering around a range of 75-80%.

The Digital Twin project is already being implemented at the refineries with excellent results. We expect it to generate an additional revenue of US$ 154 million in a yearly basis through efficiency gains.

Our ESG agenda continues to move ahead steadily.

Total emissions and their intensity are in a downward trend since 2015. Petrobras became a supporter of the Task Force for Climate-related Financial Disclosure (TCFD) and is strongly committed to the goals of the Oil and Gas Climate Initiative (OGCI).

Renewable diesel was successfully tested and is waiting for ANP’s approval, the Brazilian oil and gas regulatory agency, to begin production. The product proved to reduce GHG emissions by 70%, when compared to regular diesel oil and adds 15% more motor efficiency than the traditional biodiesel.

Our low-sulphur oil, compliant to IMO 2020 rule, gave us an edge as a supplier of marine oil.

Some global investors recognized the tremendous efforts of Petrobras to eliminate corruption as well as to strengthen corporate governance. The company was invited to return to be a member of PACI (Partnering Against Corruption Initiative). Petrobras had left in the wake of the Lava Jato scandal.

TRI, the rate of recordable injuries, at 0.67, continue its downward trend, setting a new global benchmark for the oil and gas industry.

4

As a good corporate citizen, we have been acting to mitigate the effects of the global pandemic on the Brazilian population, donating clinical tests, medical and hygiene materials, diesel and gasoline to fuel vehicles of public hospitals and using scientific capacity – scientists and high performance computing – to help innovations in the health field. In addition, food and LPG bottles are being donated to low-income communities.

Digital transformation is key to the future of Petrobras as an agile and successful company. It has been accelerated and deployed on a company wide basis. Projects are addressing costs, efficiency, GHG emissions and safety.

Among other initiatives, we are implementing 94 RPAs (robotic process automation) to replace workers allocated to perform manual and repetitive processes.

To support digital transformation and artificial intelligence high performance computing capacity was multiplied almost 7 times relatively to 2018.

As mentioned before, the global shock forced us to interrupt the deleveraging, and total debt ended the first half of 2020 at US$ 91.2 billion, US$ 4.0 billion higher than at December 31st, 2019

However, net debt decreased by US$8.0 billion in the first half of year, evidencing that there was no cash burn. Operational cash flow was strong enough to increase our cash holdings.

Given the recessionary scenario and drop in Brent oil prices of approximately 40% against 1H19 average, this was a major achievement.

Operational cash flow totaled US$ 13.2 billion in 1H20 – US$5.5 billion in 2Q20 – against US$ 9.9 billion in 1H19. Free cash flow reached US$ 8.9 billion in 1H20 against US$ 6.3 billion a year ago.

Therefore, we were able to make this week a US$ 3.5 billion partial pre-payment of the US$ 8.0 billion revolving credit lines. This reduces debt, improves risk perception while preserving liquidity as the revolving lines remain available.

The global economy is showing signals of recovery boosted by the US$ 15 trillion injection – about 12% of global GDP - derived from monetary and fiscal policy actions. Although on a more moderated level, uncertainty remains.

Petrobras still faces many challenges in its journey to sustainable value creation. Therefore, we must continue to develop initiatives to cut costs and to promote efficiency gains at fast pace.

As Sir Winston Churchill once said: “A pessimist sees the difficulty in every opportunity; an optimist sees the opportunity in every difficulty”.

At Petrobras there is no room for pessimism. And we strongly believe that with courage, optimism and hard work we will win.

Last but not least, I would like to thank for the strong support of our Board of Directors.

Roberto Castello Branco

Chief Executive Officer

5

Main items

Table 1 - Main items*

						Variation (%)
R$ million	2Q20	1Q20	2Q19	6M20	6M19	2Q20 / 1Q20	2Q20 / 2Q19	6M20 / 6M19
Sales revenues	50,898	75,469	72,567	126,367	143,423	(32.6)	(29.9)	(11.9)
Gross profit	18,218	31,615	30,210	49,833	55,043	(42.4)	(39.7)	(9.5)
Operating expenses	(8,109)	(75,616)	8,558	(83,725)	(2,745)	(89.3)	−	2950.1
Consolidated net income (loss) attributable to the shareholders of Petrobras - Petrobras Shareholders	(2,713)	(48,523)	18,866	(51,236)	22,897	(94.4)	−	−
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras	(13,732)	(4,637)	8,942	(18,369)	14,055	196.1	−	−
Net cash provided by operating activities	29,310	34,991	20,626	64,301	37,291	(16.2)	42.1	72.4
Free Cash Flow	15,775	26,664	12,439	42,439	24,244	(40.8)	26.8	75.0
Adjusted EBITDA	24,986	37,504	32,651	62,490	60,138	(33.4)	(23.5)	3.9
Recurring Adjusted EBITDA *	17,703	36,925	33,405	54,628	62,322	(52.1)	(47.0)	(12.3)
Gross debt (US$ million)	91,227	89,237	101,029	91,227	101,029	2.2	(9.7)	(9.7)
Net Debt (US$ million)	71,222	73,131	83,674	71,222	83,674	(2.6)	(14.9)	(14.9)
Net Debt/LTM Adjusted EBITDA ratio **	2.34	2.15	2.71	2.34	2.71	8.8	(13.7)	(13.7)
Average commercial selling rate for U.S. dollar	5.39	4.47	3.92	4.92	3.85	20.6	37.5	27.8
Brent crude (US$/bbl)	29.20	50.26	68.82	39.73	66.01	(41.9)	(57.6)	(39.8)
Domestic basic oil by-products price (R$/bbl)	197.73	286.63	307.87	243.87	292.97	(31.0)	(35.8)	(16.8)
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.67	0.88	-	-	(23.9)

_____________________

*	See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section
**	Ratio calculated in USD

6

Consolidated Result

Net revenues

Table 2 - Net revenues by product

						Variation (%)
R$ million	2Q20	1Q20	2Q19	6M20	6M19	2Q20 / 1Q20	2Q20 / 2Q19	6M20 / 6M19
Diesel	13,516	18,023	23,334	31,539	43,754	(25.0)	(42.1)	(27.9)
Gasoline	4,915	8,327	10,191	13,242	19,035	(41.0)	(51.8)	(30.4)
Liquefied petroleum gas (LPG)	3,782	4,010	4,276	7,792	8,082	(5.7)	(11.6)	(3.6)
Jet fuel	409	3,721	3,711	4,130	7,396	(89.0)	(89.0)	(44.2)
Naphtha	1,372	2,976	1,862	4,348	3,446	(53.9)	(26.3)	26.2
Fuel oil (including bunker fuel)	659	1,165	1,014	1,824	2,091	(43.4)	(35.0)	(12.8)
Other oil by-products	2,694	3,069	3,265	5,763	6,413	(12.2)	(17.5)	(10.1)
Subtotal Oil By-Products	27,347	41,291	47,653	68,638	90,217	(33.8)	(42.6)	(23.9)
Natural gas	3,926	5,372	5,558	9,298	11,271	(26.9)	(29.4)	(17.5)
Renewables and nitrogen products	34	117	243	151	542	(70.9)	(86.0)	(72.1)
Revenues from non-exercised rights	769	407	664	1,176	1,284	88.9	15.8	(8.4)
Electricity	428	1,250	635	1,678	2,509	(65.8)	(32.6)	(33.1)
Services, agency and others	1,238	703	699	1,941	1,939	76.1	77.1	0.1
Total domestic market	33,742	49,140	55,452	82,882	107,762	(31.3)	(39.2)	(23.1)
Exports	14,973	24,711	15,439	39,684	29,973	(39.4)	(3.0)	32.4
Sales from foreign subsidiaries	2,183	1,618	1,676	3,801	5,688	34.9	30.3	(33.2)
Total foreign market	17,156	26,329	17,115	43,485	35,661	(34.8)	0.2	21.9
Total	50,898	75,469	72,567	126,367	143,423	(32.6)	(29.9)	(11.9)

2Q20 was affected by the impacts brought by the Covid-19 pandemic and the collapse in oil prices resulting from the OPEC+ negotiations. Brent prices in reais were down 29% QoQ intensifying the trend started in March. The social distancing measures were reflected in an 8% contraction in domestic demand for oil by-products. Revenues for all products sold were hit hard, leading net revenues to drop 33% in 2Q20, especially exports of crude oil and oil by-products, diesel, gasoline and jet fuel, partially offset by the devaluation of the Real against dollar.

It is worth mentioning that thanks to our quick reaction to the crisis and the successful implementation of our strategy, we managed to export large amounts in 2Q20, which were not totally translated into revenues. Those ongoing crude oil exports totaled 38MMbbl at the quarter’s end.

In terms of revenue breakdown in the domestic market, diesel and gasoline increased their relevance in the mix in 2Q20 due to the steep drop in jet fuel consumption.

7

Regarding sales to the foreign market, crude oil exports to China increased significantly as China was heavily affected by the COVID-19 crisis in 1Q20, and started to recover in 2Q20, consequently increasing its oil demand. It also evidences our strong commercial relationship with the country. In 2Q20, we had the following distribution of export destinations:

Table 3 – Crude oil exports

Country	2Q20	1Q20	6M20
China	87%	48%	69%
Chile	4%	8%	6%
Spain	3%	6%	4%
Singapore	1%	6%	4%
Netherlands	1%	5%	3%
India	0%	8%	4%
South Korea	0%	5%	2%
Caribbean	0%	5%	2%
Others	4%	9%	6%

Table 4 – Oil by-products exports

Country	2Q20	1Q20	6M20
Singapore	49%	53%	52%
USA	35%	31%	32%
Netherlands	7%	5%	6%
Spain	0%	6%	3%
Others	9%	5%	7%

Cost of goods sold

Table 5 - Cost of goods sold

						Variation (%)
R$ million	2Q20	1Q20	2Q19	6M20	6M19	2Q20 / 1Q20	2Q20 / 2Q19	6M20 / 6M19
Brazilian operations	(31,039)	(42,709)	(40,630)	(73,748)	(83,221)	(27.3)	(23.6)	(11.4)
Acquisitions	(6,294)	(9,592)	(12,254)	(15,885)	(24,074)	(34.4)	(48.6)	(34.0)
Crude oil imports	(3,757)	(5,569)	(5,506)	(9,326)	(10,368)	(32.5)	(31.8)	(10.0)
Oil by-products imports	(1,754)	(2,289)	(4,321)	(4,042)	(7,764)	(23.4)	(59.4)	(47.9)
Natural gas imports	(783)	(1,734)	(2,428)	(2,517)	(5,942)	(54.9)	(67.8)	(57.6)
Production	(24,161)	(32,294)	(27,313)	(56,455)	(55,115)	(25.2)	(11.5)	2.4
Crude oil	(18,675)	(26,063)	(20,895)	(44,738)	(43,082)	(28.3)	(10.6)	3.8
Production taxes	(3,678)	(9,275)	(9,067)	(12,953)	(16,725)	(60.3)	(59.4)	(22.5)
Others costs	(14,997)	(16,787)	(11,828)	(31,784)	(26,357)	(10.7)	26.8	20.6
Oil by-products	(2,347)	(3,105)	(3,296)	(5,452)	(6,202)	(24.4)	(28.8)	(12.1)
Natural gas	(3,139)	(3,126)	(3,121)	(6,266)	(5,832)	0.4	0.6	7.4
Production taxes	(468)	(490)	(884)	(958)	(1,476)	(4.4)	(47.1)	(35.1)
Others costs	(2,671)	(2,637)	(2,237)	(5,308)	(4,356)	1.3	19.4	21.9
Services rendered, electricity, renewables, nitrogen products and others	(584)	(823)	(1,063)	(1,407)	(4,032)	(29.0)	(45.0)	(65.1)
Operations from foreign subsidiaries	(1,641)	(1,145)	(1,727)	(2,786)	(5,159)	43.3	(5.0)	(46.0)
Total	(32,680)	(43,854)	(42,357)	(76,534)	(88,380)	(25.5)	(22.8)	(13.4)

Cost of goods sold dropped 26% in 2Q20, mainly due to the decrease in production costs as we had lower production taxes, which are directly linked to Brent prices. The increase of Buzios production in the mix also contributed to this result. Imports of crude oil, oil by-products and natural gas also decreased (both volumes and prices), following the demand contraction in Brazil, leading to cost reductions.

Inventories built in 1Q20 at higher prices were sold in 2Q20, with an estimated impact of approximately R$ 1.1 billion.

8

Operating expenses

Table 6 - Operating expenses

						Variation (%)
R$ million	2Q20	1Q20	2Q19	6M20	6M19	2Q20 / 1Q20	2Q20 / 2Q19	6M20 / 6M19
Selling, General and Administrative Expenses	(8,320)	(7,734)	(5,862)	(16,054)	(11,390)	7.6	41.9	40.9
Selling expenses	(6,752)	(5,914)	(3,668)	(12,666)	(7,069)	14.2	84.1	79.2
Materials, third-party services, freight, rental and other related costs	(5,741)	(5,105)	(2,901)	(10,846)	(5,488)	12.5	97.9	97.6
Depreciation, depletion and amortization	(688)	(549)	(557)	(1,237)	(1,068)	25.3	23.5	15.8
Allowance for expected credit losses	(108)	(46)	8	(154)	(103)	134.8	−	49.5
Employee compensation	(215)	(214)	(218)	(429)	(410)	0.5	(1.4)	4.6
General and administrative	(1,568)	(1,820)	(2,194)	(3,388)	(4,321)	(13.8)	(28.5)	(21.6)
Employee compensation	(1,218)	(1,277)	(1,457)	(2,495)	(2,900)	(4.6)	(16.4)	(14.0)
Materials, third-party services, freight, rental and other related costs	(226)	(416)	(549)	(642)	(1,071)	(45.7)	(58.8)	(40.1)
Depreciation, depletion and amortization	(124)	(127)	(188)	(251)	(350)	(2.4)	(34.0)	(28.3)
Exploration costs	(350)	(468)	(394)	(818)	(1,048)	(25.2)	(11.2)	(21.9)
Research and Development Expenses	(366)	(422)	(572)	(788)	(1,091)	(13.3)	(36.0)	(27.8)
Other taxes	(1,305)	(517)	(259)	(1,822)	(612)	152.4	403.9	197.7
Impairment of assets	−	(65,301)	(107)	(65,301)	(81)	−	−	80518.5
Other (income and expenses), net	2,232	(1,174)	15,752	1,058	11,477	−	(85.8)	(90.8)
Total	(8,109)	(75,616)	8,558	(83,725)	(2,745)	(89.3)	−	2950.1

In 2Q20, operating expenses decreased substantially compared to 1Q20 as the previous quarter was heavily impacted by impairment charges totaling R$ 65.3 billion and due to the exclusion of VAT tax (ICMS) from the calculation basis of the PIS/COFINS, following a favorable judicial decision, with a positive effect of R$ 7.2 billion.

Selling expenses increased 14% due to the devaluation of real against dollar, and higher logistic expenses due to changes in the sales mix, as we shifted a portion of our sales from the domestic to the foreign market, partially compensated by lower volumes.

G&A expenses dropped 14% due to decrease in headcount (more than 500 employees left the company in 2Q20), as a result of the implementation of the latest voluntary dismissal plans, and lower expenses with third-party services.

Exploration costs continued to drop, reflecting lower exploratory activity in line with the resilience initiatives.

Other taxes rose due to the PIS/COFINS tax incidence over: (i) the gain in the equalization related to the individualization agreements of the Tupi area and Sepia and Atapu fields and (ii) the monetary adjustment over the exclusion of VAT from the calculation basis.

In 2Q20, there were other operating revenues mainly due to the exclusion of VAT tax and the gain in the equalization, both explained above. On the other hand, there were expenses related to the provisioning of the voluntary dismissal plans (6,882 employees enlisted in 2Q20), which, in turn, will result in lower personnel expenses, and to expenses with commodities and crude oil export hedges. The latter were essential to guarantee positive margins to the company when the oil market was extremely volatile. Presently, we are no longer hedging our exports as markets have stabilized. Nonetheless, we can resume this practice if we deem necessary.

9

Adjusted EBITDA

In 2Q20, adjusted EBITDA decreased 33% when compared to 1Q20, reaching R$ 25 billion. Besides the 29% drop in Brent prices in reais, the high volatility of the oil market and the global demand contraction led to reduction in the margins of our crude oil and oil by-products. Sales volumes were also negatively impacted.

Also contributed to this result the provisioning of the voluntary dismissal plans (R$ 4.8 billion) and the hedging expenses (R$ 2.7 billion). On the other hand, there were gains with: (i) the exclusion of VAT tax (ICMS) from the calculation basis of the PIS/COFINS (R$ 7.2 billion), after a favorable judicial decision and (ii) equalization related to the individualization agreements of the Tupi area and Sepia and Atapu fields (R$ 4.4 billion).

The 46% reduction in E&P Adjusted EBITDA/boe in 2Q20 in relation to 1Q20 is mainly due to the drop in Brent prices.

Although the average Brent price was lower in 2Q20 than 1Q20, adjusted EBITDA/bbl for refining business in 2Q20 improved, reflecting the reduction on the negative inventory turnover effect in relation to 1Q20, due the recovery of Brent prices throughout 2Q20.

10

Financial results

Table 7 - Financial results

						Variation (%)
R$ million	2Q20	1Q20	2Q19	6M20	6M19	2Q20 / 1Q20	2Q20 / 2Q19	6M20 / 6M19
Finance income	579	798	1,303	1,377	2,272	(27.4)	(55.6)	(39.4)
Income from investments and marketable securities (Government Bonds)	276	298	449	574	921	(7.4)	(38.5)	(37.7)
Discount and premium on repurchase of debt securities	−	6	5	6	12	−	−	(50.0)
Gains from signed agreements (electric sector)	−	−	314	−	314	-	−	−
Other income, net	303	494	535	797	1,025	(38.7)	(43.4)	(22.2)
Finance expenses	(6,098)	(7,416)	(6,240)	(13,514)	(12,935)	(17.8)	(2.3)	4.5
Interest on finance debt	(4,554)	(4,545)	(4,836)	(9,099)	(9,786)	0.2	(5.8)	(7.0)
Unwinding of discount on lease liabilities	(1,677)	(1,517)	(1,773)	(3,194)	(3,026)	10.5	(5.4)	5.6
Discount and premium on repurchase of debt securities	(12)	(1,245)	(2)	(1,257)	(694)	(99.0)	500.0	81.1
Capitalized borrowing costs	1,156	1,234	1,362	2,390	2,664	(6.3)	(15.1)	(10.3)
Unwinding of discount on the provision for decommissioning costs	(859)	(853)	(791)	(1,712)	(1,577)	0.7	8.6	8.6
Other finance expenses and income, net	(152)	(490)	(200)	(642)	(516)	(69.0)	(24.0)	24.4
Foreign exchange gains (losses) and indexation charges	(6,789)	(14,560)	(3,639)	(21,349)	(6,332)	(53.4)	86.6	237.2
Foreign exchange	(10,683)	(8,382)	(791)	(19,065)	(863)	27.5	1250.6	2109.2
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(5,578)	(6,449)	(2,900)	(12,027)	(5,747)	(13.5)	92.3	109.3
PIS and COFINS monetary restatement - exclusion from VAT tax basis	9,250	−	−	9,250	−	−	−	−
Other foreign exchange gains (losses) and indexation charges, net	222	271	52	493	278	(18.1)	326.9	77.3
Total	(12,308)	(21,178)	(8,576)	(33,486)	(16,995)	(41.9)	43.5	97.0

Financial results were better in 2Q20 mainly due to effect of the monetary adjustment of R$ 9.3 billion, as a reflect of the exclusion of the VAT tax from the calculation basis of the PIS/COFINS, after a favorable judicial decision, and reduction of the volume of the repurchase of debt securities and of interest expenses.

Hedge accounting reclassifications were also lower due to the extra volume of reclassifications made in 1Q20 following new assumptions for Brent prices. This effect was partially offset by higher expenses with the variation of the BRL against the USD associated with the passive foreign exchange exposure in USD.

Net income attributable to Petrobras’ shareholders

We recorded a net loss of R$ 2.7 billion in 2Q20, an improvement when compared to R$ 48.5 billion in 1Q20, mainly due to absence of impairments in 2Q20 and to the effect of the VAT tax exclusion from the calculation basis of the PIS/COFINS, after a favorable judicial decision. Excluding this factor, the result would have been worse due to the impacts of the COVID-19 crisis in our operations, with reflections in prices, margins and volumes.

We also had higher operating expenses related to hedging and to the implementation of voluntary dismissal plans. These factors were partially offset by a gain in the equalization related to the individualization agreements of the Tupi area and Sepia and Atapu fields and lower G&A.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

In 2Q20 the main non-recurring item that stand out was the exclusion of VAT tax from the calculation basis of the PIS/COFINS, after a favorable judicial decision, with a positive impact of R$ 7.2 billion in Adjusted EBITDA and of R$ 10.9 billion in net loss.

11

Special Items

Table 8 - Special itens

						Variation (%)
R$ million	2Q20	1Q20	2Q19	6M20	6M19	2Q20 / 1Q20	2Q20 / 2Q19	6M20 / 6M19
Net income	(2,813)	(49,724)	19,352	(52,537)	23,592	(94.3)	−	−
Nonrecurring items	16,624	(66,665)	16,988	(50,041)	15,413	−	(2.1)	−
Nonrecurring items that do not affect Adjusted EBITDA	9,341	(67,244)	17,742	(57,903)	17,597	−	(47.4)	−
Impairment of assets and investments	4	(65,559)	(131)	(65,555)	(95)	−	−	68905.3
Realization of cumulative translation adjustments - CTA	−	−	−	−	(127)	−	−	−
Gains and losses on disposal / write-offs of assets	99	(446)	21,200	(347)	21,889	−	(99.5)	−
Foreign exchange gains or losses on provisions for legal proceedings	−	−	143	−	85	−	−	−
Agreements signed for the electricity sector	−	−	314	−	314	−	−	−
Write-off of deferred tax assets	−	−	(3,787)	−	(3,787)	−	−	−
Gains with monetary restatement arising of VAT tax exclusion from PIS/COFINS tax bases	9,250	−	−	9,250	−	−	−	−
Discount and premium on repurchase of debt securities	(12)	(1,239)	3	(1,251)	(682)	(99.0)	−	83.4
Other nonrecurring items	7,283	579	(754)	7,862	(2,184)	1157.9	−	−
PDV	(4,834)	(188)	(336)	(5,022)	(335)	2471.3	1338.7	1399.1
Careers and remuneration plan	−	−	(3)	−	(5)	−	−	−
Amounts recovered from Lava Jato investigation	335	97	309	432	309	245.4	8.4	39.8
Gains / (losses) on decommissioning of returned/abandoned areas	(6)	(6)	−	(12)	−	−	−	−
Expected credit losses related to the electricity sector	−	−	(10)	−	(65)	−	−	−
Gains (Losses) related to legal proceedings	180	565	(680)	745	(2,054)	(68.1)	−	−
Equalization of expenses - Production Individualization Agreements	4,363	111	(34)	4,474	(34)	3830.6	−	−
PIS/COFINS expenses on gains with monetary restatement arising of VAT tax exclusion from PIS/COFINS tax bases	(430)	−	−	(430)	−	−	−	−
Gain with PIS/COFINS recovered arising of VAT tax exclusion from PIS/COFINS tax bases	7,675	−	−	7,675	−	−	−	−
Net effect of nonrecurring items on IR / CSLL	(5,605)	22,780	(7,064)	17,175	(6,572)	−	(20.7)	−
Recurring net income	(13,832)	(5,839)	9,428	(19,671)	14,750	136.9	−	−
Petrobras Shareholders - continuing operations	(13,732)	(4,637)	8,942	(18,369)	14,055	196.1	−	−
Non-controlling interests- continuing operations	(100)	(1,202)	486	(1,302)	695	(91.7)	−	−

Adjusted EBITDA	24,986	37,504	32,651	62,490	60,138	(33.4)	(23.5)	3.9
Non-recurring Items	7,283	579	(754)	7,862	(2,184)	1157.9	−	−
Recurring Adjusted EBITDA	17,703	36,925	33,405	54,628	62,322	(52.1)	(47.0)	(12.3)

In Management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant. In 3Q19, the write-off of deferred tax assets and goodwill / negative goodwill on debt securities repurchases were classified as non-recurring items, resulting in reclassifications in the comparative period results.

12

Capex

Investment amounts (Capex) encompass acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics, costs with research and development and pre-operating costs.

Table 9- Capex

						Variation (%)
US$ millions	2Q20	1Q20	2Q19	6M20	6M19	2Q20 / 1Q20	2Q20 / 2Q19	6M20 / 6M19
Exploration and Production	1,609	2,139	2,112	3,749	4,088	(24.8)	(23.8)	(8.3)
Refining	239	171	316	411	552	39.8	(24.2)	(25.6)
Gas and Power	53	86	86	138	155	(38.6)	(39.1)	(11.2)
Others	35	37	39	72	78	(3.1)	(9.1)	(7.6)
Total	1,937	2,433	2,553	4,370	4,873	(20.4)	(24.1)	(10.3)

In 2Q20, investments totaled US$ 1.9 billion, 20% below 1Q20, due to the devaluation of the real and adjustments made for the year because of the pandemic. More than 70% correspond to growth investments.

Growth investments are those with the main objective is increasing the capacity of existing assets, implementing new production, disposal and storage assets, increasing efficiency or profitability of the asset and implementing essential infrastructure to enable other growth projects. It includes acquisitions of assets / companies and remaining investments in systems that started in 2018, exploratory investments, and investments in R&D.

Investments in maintenance (sustaining), on the other hand, have the main objective of maintaining the operation of existing assets, they do not aim at increasing the capacity of the facilities. Includes investments in safety and reliability of installations, substitute well projects, complementary development, remaining investments in systems that entered before 2018, scheduled shutdowns and revitalizations (without new systems), 4D seismic, SMS projects, line changes, infrastructure operational and ICT.

In 2Q20, investments in the Exploration and Production segment totaled US$ 1.6 billion, with approximately 75% related to growth. The investments were mainly concentrated: (i) in the development of production in ultra-deep waters of the Santos Basin pre-salt (US$ 0.8 billion); (ii) exploratory investments (US$ 0.2 billion) and (iii) development of new projects in deep waters (US$ 0.2 billion).

In the Refining segment, investments totaled US$ 0.2 billion in 2Q20, approximately 60% of which were investments in growth. Investments in the Gas and Power segment totaled US$ 0.1 billion in 2Q20, of which approximately 85% are investments in growth.

13

The following table presents the main information on the new oil and gas production systems.

Table 10 – Main Projects1*

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX Petrobras US$ bi²	Petrobras Share	Status
FPSO Carioca (Owned unit) Sépia 1	2021	180,000	0.5	3.1	97.6%	Project in phase of execution with production system with more than 88% of physical progress. 7 wells drilled and 4 completed
FPSO Guanabara (Chartered unit) Mero 1	2021	180,000	0.2	1.1	40.0%	Project in phase of execution with production system with more than 86% of physical progress. 7 wells drilled and 1 completed
FPSO Alm. Barroso (Chartered unit) Búzios 5	2022	150,000	0.2	3.0	100%¹	Project in phase of execution with production system with more than 36% of physical progress and 1 well drilled and completed.
FPSO Anita Garibaldi (Chartered unit) Marlim 1	2022	80,000	0.08	2.3	100%	Project in phase of execution with production system with more than 31% of physical progress. 1 well drilled.
FPSO Anna Nery (Chartered unit) Marlim 2	2023	70,000	0.02	1.8	100%	Project in phase of execution with production system with more than 19% of physical progress.
FPSO Sepetiba (Chartered unit) Mero 2	2023	180,000	0.02	1.1	40%	Project in phase of execution with production system with more than 41% of physical progress. 4 wells drilled and 2 completed
¹ Will change after the co-participation agreement. ²Total Capex and schedule under revision due to the COVID-19 and Resilience Plan impacts

14

Portfolio Management

Improvements in capital allocation are being implemented through portfolio management, with divestments of assets with lower returns on capital employed.

In 2Q20, we concluded the sale of Macau cluster (onshore fields in Rio Grande do Norte). In 3Q20, until 07/22/2020, we have already concluded the sale of the remaining 10% stake in TAG and the Pampo Enchova cluster (shallow water fields in Rio de Janeiro) and we also signed the contract for the sale of the Pescada cluster (shallow water fields in Rio Grande do Norte). These transactions resulted in a cash inflow of US$ 997 million in 2020, as shown in the table below.

Table 11 – Signed transactions

Asset	Transaction Amount (US$ million)	Amounts received in 2020 (US$ million)
PO&G BV (Signed in 2018)	1,530	301
Polo Tucano Sul	3.01	0.6
Polo Macau	191.1	124.8
Polo Pescada Arabaiana	1.5	0.3
Polo Pampo Enchova	418,6	365.4
TAG	205.1	205.1
Ponta do Mel e Redonda	7.2	0.2
Total amount	2,356.5	997.4

In addition, we have the following divestments in our portfolio, as well as several other projects, approved in the Strategic Plan 2020-2024, undergoing structuring phase and some with teasers to be launched soon.

Table 12 - Assets in divestment process

Teaser / Non-binding phase	Binding phase
UFN-III	Gaspetro
Oil and Gas Thermoelectric Plants	Refineries (RNEST, RLAM, REPAR, REFAP, REGAP, REMAN, LUBNOR e SIX)
PBIO	Uruguay assets (PUDSA)
Shallow water fields (BA)	Deep-water fields (ES and SE-AL Basin)
Onshore fields (AM)	Onshore fields (CE, SE, BA and ES)
Onshore and shallow water fields (AL)	Shallow water fields (SP, ES and RJ)
Shallow water fields (CE)	Papa Terra field
Deep water fields (SE)	NTS (10%)
Exploration block (Tayrona) Colombia	Colombia assets
Mangue Seco Wind Farms 1, 2, 3 and 4

Petrobras is monitoring the possible impacts of the COVID-19 pandemic on its divestment projects and taking appropriate actions to achieve the divestment goal set out in its 2020-2024 Strategic Plan. Regarding the divestment in refining, we started negotiating the contracts with the potential buyer who submitted the best binding offer for the acquisition of Refinaria Landulpho Alves (RLAM) and its associated logistics. Although we have extended the deadline for binding offers for other refineries, we expect to resume this phase in the coming months, with the signing of the refineries happening until 1Q21 and completion of the processes by the end of 2021.

Petrobras reinforces the importance of portfolio management focusing on core assets, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

15

Liquidity and Capital Resources

Table 13 - Liquidity and Capital Resources

R$ million	2Q20	1Q20	2Q19	6M20	6M19
Adjusted cash and cash equivalents at the beginning of period	83,757	33,309	33,831	33,309	58,052
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(3,346)	(3,580)	(4,370)	(3,580)	(4,198)
Cash and cash equivalents at the beginning of period	80,411	29,729	29,461	29,729	53,854
Net cash provided by (used in) operating activities	29,310	34,991	20,500	64,301	38,249
Net cash provided by operating activities from continuing operations	29,310	34,991	20,626	64,301	37,291
Discontinued operations – net cash provided by operating activities	−	−	(126)	−	958
Net cash provided by (used in) investing activities	(11,905)	(6,664)	31,029	(18,569)	26,536
Net cash provided by (used in) investing activities from continuing operations	(11,905)	(6,664)	31,173	(18,569)	26,734
Acquisition of PP&E and intangibles assets and investments in investees	(13,535)	(8,327)	(8,061)	(21,862)	(14,005)
Proceeds from disposal of assets – Divestment	866	1,168	34,512	2,034	35,688
Dividends received	319	200	2,756	519	3,183
Divestment (Investment) in marketable securities	445	295	1,966	740	1,868
Discontinued operations – net cash provided by investing activities	−	−	(144)	−	(198)
(=) Net cash provided by operating and investing activities	17,405	28,327	51,529	45,732	64,785
Net cash provided by (used) in financing activities from continuing operations	3,616	12,799	(19,735)	16,415	(49,769)
Net financings	11,571	24,269	(9,971)	35,840	(36,489)
Proceeds from financing	29,893	48,777	1,914	78,670	17,882
Repayments	(18,322)	(24,508)	(11,885)	(42,830)	(54,371)
Repayment of lease liability	(7,807)	(6,822)	(5,366)	(14,629)	(8,643)
Dividends paid to shareholders of Petrobras	1	(4,427)	(3,944)	(4,426)	(3,944)
Dividends paid to non-controlling interest	(117)	(35)	(336)	(152)	(337)
Investments by non-controlling interest	(32)	(186)	(118)	(218)	(356)
Discontinued operations – net cash used in financing activities	−	−	(1,694)	−	(1,932)
Net cash provided by (used) in financing activities	3,616	12,799	(21,429)	16,415	(51,701)
Effect of exchange rate changes on cash and cash equivalents	5,187	9,556	(639)	14,743	(1,001)
Cash and cash equivalents at the end of period	106,619	80,411	65,937	106,619	65,937
Government bonds and time deposits with maturities of more than 3 months at the end of period	2,952	3,346	2,456	2,952	2,456
Adjusted cash and cash equivalents at the end of period	109,571	83,757	68,393	109,571	68,393
Reconciliation of Free Cash Flow
Net cash provided by operating activities	29,310	34,991	20,500	64,301	38,249
Acquisition of PP&E and intangibles assets (except for the Bidding for oil surplus of Transfer of rights agreement and signature bonus) and investments in investees	(13,535)	(8,327)	(8,061)	(21,862)	(14,005)
Free cash flow	15,775	26,664	12,439	42,439	24,244

As of June 30, 2020, cash and cash equivalents totaled R$ 106.6 billion and adjusted cash and cash equivalents totaled R$ 109.6 billion. Our goal is to continue to adopt measures to preserve cash during this crisis.

In 2Q20, the inflow of funds from net cash provided by operating activities totaled R$ 29.3 billion, which, alongside cash inflows from financing of R$ 29.9 billion and divestments of R$ 866 million, and cash and cash equivalents, were used: (i) to prepay debt and amortize principal and interest in the period (R$ 18.3 billion); (ii) to spend in capex in the business areas (R$ 13.5 billion), including R$ 7.0 billion related to the equalization of the individualization agreements of Tupi area and Sépia and Atapu fields; and (iii) amortization of lease liabilities of R$ 7.8 billion.

Net cash provided by operating activities in 2Q20 was 16% lower than 1Q20, mainly due to lower Brent, lower production and sales as a consequence of the pandemic.

16

In 2Q20, loans and financing were mainly used to pay down debt and manage liabilities, improving the debt profile and better adapting to the maturity terms of long-term investments and the cash position, aiming at maintaining the company's liquidity.

In the period from April to June 2020, the company raised R$ 29.9 billion, notably: (i) funding in the national and international banking market, in the amount of R$ 5.4 billion, and (ii) global notes issued in the capital market in the amount of R$ 17.2 billion, of which R$ 8.1 billion relates to the issue of new bonds maturing in 2031 and R$ 9.1 billion maturing in 2050.

The company settled several loans and financing, in the amount of R$ 18.3 billion in the 2Q20.

17

Debt

The unprecedented event of the COVID-19 pandemic, with its steep effect on oil prices and economic activity forced us to take several conservative measures to preserve our cash position.

Gross debt increased 2.2% due to the increase in financing of US$ 5.6 billion, mainly due to the global notes issued in the capital market (US$ 3.2 billion). Therefore, the gross debt/LTM adjusted EBITDA ratio increased to 3.00x on June 30th, 2020 from 2.63x on March 31st 2020. The average cost of debt remained stable at 5.6% on June 30th 2020.

Regarding the net debt/LTM adjusted EBITDA ratio, it also increased to 2.34x on June 30th, 2020 from 2.15x on March 31st , 2020.

On July 27th 2020, the company made a partial prepayment of your Revolving Credit Facilities, in the amount of US $ 3.5 billion. Those resources will be available for new withdrawals, if necessary.

Despite the crisis, deleveraging still is a priority for Petrobras. In April, the Board of Directors approved the revision of the top metrics included in the 2020-2024 Strategic Plan and the net debt/EBITDA indicator was replaced by the gross debt indicator. The target for 2020 is sustained at US$ 87 billion, the same level of the end of 2019. It is important to highlight that the company continues to pursue the reduction of gross debt to US$ 60 billion, in line with our dividend policy.

Table 14 – Debt indicators

US$ millions	06.30.2020	12.31.2019	Δ %	06.30.2019
Financial Debt	69,312	66,702	3.9	75,527
Capital Markets	36,563	33,329	9.7	40,584
Banking Market	27,287	27,956	(2.4)	28,479
Development banks	1,552	1,497	3.7	2,163
Export Credit Agencies	3,686	3,683	0.1	4,049
Others	224	237	(5.5)	252
Finance leases	21,915	22,535	(2.8)	25,502
Gross debt	91,227	89,237	2.2	101,029
Adjusted cash and cash equivalents	20,005	16,106	24.2	17,355
Net debt	71,222	73,131	(2.6)	83,674
Net Debt/(Net Debt + Market Cap) - Leverage	57%	67%	(14.9)	46%
Average interest rate (% p.a.)	5.6	5.6	−	6.0
Weighted average maturity of outstanding debt (years)	10.12	9.74	3.9	10.25
Net debt / LTM Adjusted EBITDA ratio	2.34	2.15	8.8	2.71
Gross debt / LTM Adjusted EBITDA ratio	3.00	2.63	14.4	3.28
R$ million
Gross Debt	379,553	346,764	9.5	289,435
Finance Lease	120,007	117,153	2.4	97,729
Adjusted cash and cash equivalents	109,547	83,730	30.8	66,508
Net Debt	390,012	380,186	2.6	320,656

18

RESULTS BY SEGMENT

EXPLORATION and PRODUCTION*

Table 15 - Exploration and Production results

						Variation (%)
R$ million	2Q20	1Q20	2Q19	6M20	6M19	2Q20 / 1Q20	2Q20 / 2Q19	6M20 / 6M19
Sales revenues	27,691	47,575	49,649	75,266	92,547	(41.8)	(44.2)	(18.7)
Gross profit	8,801	21,351	22,878	30,152	40,136	(58.8)	(61.5)	(24.9)
Operating expenses	789	(65,967)	(2,213)	(65,178)	(4,321)	−	−	1408.4
Operating income (loss)	9,590	(44,616)	20,665	(35,026)	35,815	−	(53.6)	−
Net income (loss) attributable to the shareholders of Petrobras	6,294	(30,205)	13,789	(23,911)	23,927	−	(54.4)	−
Adjusted EBITDA of the segment	20,876	32,420	31,523	53,296	56,998	(35.6)	(33.8)	(6.5)
EBITDA margin of the segment (%)	75	68	63	71	62	10.6	18.7	15.0
Average Brent crude (US$/bbl)	29.20	50.26	68.82	39.73	66.01	(41.9)	(57.6)	(39.8)
Sales price - Brazil
Crude oil (US$/bbl)	23.98	49.96	64.79	37.09	62.01	(52.0)	(63.0)	(40.2)
Lifting cost - Brazil (US$/boe)*
excluding production taxes and leases	4.94	5.88	8.43	5.42	8.43	(16.1)	(41.4)	(35.7)
excluding production taxes	6.59	7.51	10.43	7.06	10.44	(12.3)	(36.9)	(32.4)
Onshore
with leases	13.41	16.69	19.50	15.06	19.96	(19.6)	(31.2)	(24.5)
excluding lease	13.41	16.69	19.50	15.06	19.96	(19.6)	(31.2)	(24.5)
Shallow waters
with leases	20.28	29.77	31.64	25.78	31.19	(31.9)	(35.9)	(17.3)
excluding leases	15.86	26.83	29.48	22.22	29.21	(40.9)	(46.2)	(23.9)
Deep and ultra-deep post-salt
with leases	10.23	10.72	13.63	10.48	12.34	(4.6)	(24.9)	(15.0)
excluding leases	8.74	9.12	11.42	8.94	10.48	(4.2)	(23.4)	(14.6)
Pre-salt
with leases	4.17	4.52	6.03	4.35	6.39	(7.7)	(30.8)	(32.0)
excluding leases	2.39	2.79	3.82	2.59	4.02	(14.3)	(37.5)	(35.6)
including production taxes and excluding leases	8.91	12.85	21.11	10.91	20.95	(30.7)	(57.8)	(47.9)
including production taxes and leases	10.56	14.47	23.17	12.55	22.96	(27.1)	(54.4)	(45.4)
Production taxes - Brazil	5,005	8,200	13,705	13,205	22,758	(39.0)	(63.5)	(42.0)
Royalties	3,054	4,254	4,722	7,308	8,817	(28.2)	(35.3)	(17.1)
Special participation	1,903	3,899	8,934	5,802	13,845	(51.2)	(78.7)	(58.1)
Retention of areas	48	47	49	95	96	2.1	(2.0)	(1.0)

In 2Q20 gross profit in E&P was R$ 8.8 billion, a reduction of 59% when compared to 1Q20. The reduction in gross profit was due to lower Brent prices, higher spread of our oil and lower natural gas prices, partially offset by a lower lifting cost and, lower payment of production taxes.

In 2Q20 operating profit was R$ 9.6 billion, mainly impacted by the equalization of expenses resulting from the individualization agreements of Tupi area and Sepia and Atapu fields. This result reflects an increase of R$ 54.1 billion compared to 1Q20, when impairment losses were recognized due to the reduction in Brent's average price projections.

In 2Q20, the lifting cost without government participation and without leasing decreased by 16%, reaching US$ 4.94/bbl, compared to US$ 5.88/bbl in 1Q20. The decline is mainly due to the impact of the devaluation of the real against the dollar and the mothballing of the shallow waters fields.

In the pre-salt layer, we observed a consistent path of falling unit costs, anchored by the stabilization of the new production systems, where we highlight the production platforms in Búzios, which have high productivity at competitive costs. In 2Q20 compared to 1Q20, we highlight the reduction in operating and maintenance expenses, in addition to the devaluation of the real against the dollar.

______________

*	Leases refers to platforms.
19

In 2Q20, the post-salt lifting cost decreased 4.2% when compared to 1Q20, motivated by the devaluation of the real against the dollar, which offset higher expenses with interventions.

In shallow water, we observed a drop in the lifting cost of 41% between the quarters of 2020, motivated by the mothballing of fields and the devaluation of the exchange rate.

Onhsore, the devaluation of the real and lower operating and maintenance expenses, explain the drop in the lifting cost compared to 1Q20.

In 2Q20, the lower production taxes was mainly caused by the lower Brent prices.

20

Refining

Table 16 - Refining results

						Variation (%)
R$ million	2Q20	1Q20	2Q19	6M20	6M19	2Q20 / 1Q20	2Q20 / 2Q19	6M20 / 6M19
Sales revenues	44,326	68,160	65,399	112,486	126,202	(35.0)	(32.2)	(10.9)
Gross profit (Loss)	4,491	(2)	6,078	4,489	10,714	−	(26.1)	(58.1)
Operating expenses	(7,066)	(4,080)	(4,640)	(11,146)	(6,973)	73.2	52.3	59.8
Operating Income (Loss)	(2,575)	(4,082)	1,438	(6,657)	3,741	(36.9)	−	−
Net income (loss) attributable to the shareholders of Petrobras	(3,016)	(3,397)	1,122	(6,413)	3,027	(11.2)	−	−
Adjusted EBITDA of the segment	114	(1,292)	4,760	(1,178)	9,512	−	(97.6)	−
EBITDA margin of the segment (%)	0%	(2)%	7%	(1)%	8%	−	(96.5)	−
Refining cost (US$/barrel) - Brazil	1.67	2.26	2.58	1.98	2.59	(26.1)	(35.3)	(23.6)
Refining cost (R$/barrel) - Brazil	9.68	9.87	10.14	9.78	9.94	(1.9)	(4.5)	(1.6)
Domestic basic oil by-products price (R$/bbl)	197.73	286.63	307.87	243.87	292.97	(31.0)	(35.8)	(16.8)

In 2Q20, refining's gross profit was R$ 4.5 billion higher compared to 1Q20, as a result of the steep reduction in Brent prices in March, causing a positive inventory turnover effect in the comparison between periods of R$ 4.2 billion (negative inventory turnover effect of R$ 6.7 billion in 1Q20 vs. a negative effect of R$ 2.5 billion in 2Q20).

Excluding the inventory turnover effect, gross profit would have been R$ 7 billion in the 2T20 and R$ 6.7 billion in the 1T20.

In 2Q20, there were lower margins of oil by-products in the domestic market, specially of diesel and jet fuel, as result of the restrictions imposed by the pandemic. These were partially offset by higher LPG margins. Sales volumes of Jet Fuel e Gasoline were also negatively impacted. As for exports, fuel oil, crude oil and diesel had lower margins between quarters and were partially offset by the increase in the gasoline export margins. On the other hand, we had lower operational expenses, lower expenses with the consumption of natural gas used in refineries and higher trading margins.

The lower operating loss in 2Q20 reflects the higher gross profit, partially offset by higher freight prices and higher operating expenses due to the incentives granted for the voluntary dismissal plan, unscheduled maintenance stoppages in refineries and legal proceedings.

21

Gas and Power

Table 17 - Gas and Power results

						Variation (%)
R$ million	2Q20	1Q20	2Q19	6M20	6M19	2Q20 / 1Q20	2Q20 / 2Q19	6M20 / 6M19
Sales revenues	8,157	10,467	10,099	18,624	22,188	(22.1)	(19.2)	(16.1)
Gross profit	4,845	4,562	3,815	9,407	7,234	6.2	27.0	30.0
Operating expenses	(3,521)	(3,016)	19,251	(6,537)	17,369	16.7	−	−
Operating income (loss)	1,324	1,546	23,066	2,870	24,603	(14.4)	(94.3)	(88.3)
Net income (loss) attributable to the shareholders of Petrobras	886	937	15,255	1,823	16,190	(5.4)	(94.2)	(88.7)
Adjusted EBITDA of the segment	1,943	2,200	2,279	4,143	4,512	(11.7)	(14.7)	(8.2)
EBITDA margin of the segment (%)	24	21	23	22	20	3.0	1.0	2.0
Natural gas sales price - Brazil (US$/bbl)	33.70	41.44	47.97	38.13	48.80	(18.7)	(29.7)	(21.9)

In 2Q20, the gross profit of the Gas and Power segment was R$ 4.8 billion, an increase of 6.2% when compared to 1Q20, mainly due to a positive effect in the exchange rate on the remuneration for processing rich gas by the natural gas treatment plants. There were also better margins in energy sales contracts, due to the active management of the commercial energy portfolio and the reduction in the spot prices. In 2Q20, there was a reduction in the volume of natural gas sold, due to the pandemic, and a lower volume of electricity generation due to the lower load on the Electric System and better hydrological conditions.

Despite the higher gross profit in 2Q20, operating profit was R$ 222 million lower than 1Q20 due to higher operating expenses, as a result of a partial reversal of the provision for losses in 1Q20 (R$ 331 million). The provision for loss related to FAFEN-SE, had been previously constituted and was reversed after a judicial agreement with SERGAS and the government of Sergipe for the termination of the process related to the distribution tariff.

22

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and cumulative exchange effects of (CTA) reclassified to income.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and Adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 18 - Adjusted EBITDA Reconciliation

						Variation (%)
R$ millions	2Q20	1Q20	2Q19	6M20	6M19	2Q20 / 1Q20	2Q20 / 2Q19	6M20 / 6M19
Net income (loss)	(2,813)	(49,724)	19,050	(52,537)	22,813	(94.3)	−	−
Net finance income (expense)	12,308	21,178	8,576	33,486	16,995	(41.9)	43.5	97.0
Income taxes	(475)	(16,894)	11,611	(17,369)	13,455	(97.2)	−	−
Depreciation, depletion and amortization	14,975	15,758	14,696	30,733	28,572	(5.0)	1.9	7.6
EBITDA	23,995	(29,682)	53,933	(5,687)	81,835	−	(55.5)	−
Share of earnings in equity-accounted investments	1,089	1,439	(470)	2,528	(965)	(24.3)	−	−
Impairment losses / (reversals)	−	65,301	107	65,301	81	−	−	80518.5
Realization of cumulative translation adjustment	−	−	−	−	127	−	−	−
Gains/ losses on disposal/ write-offs of non-current assets	(98)	446	(21,200)	348	(21,889)	−	(99.5)	−
Foreign exchange gains or losses on material provisions for legal proceedings	−	−	(143)	−	(85)	−	−	−
Adjusted EBITDA from continued operations	24,986	37,504	32,227	62,490	59,104	(33.4)	(22.5)	5.7
Adjusted EBITDA from discontinued operations	−	−	424	−	1,034	−	−	−
Total Adjusted EBITDA	24,986	37,504	32,651	62,490	60,138	(33.4)	(23.5)	3.9

Adjusted EBITDA margin (%)	49	50	44	49	41	(1.0)	4.6	8.0
23

FINANCIAL STATEMENTS

Table 19 - Income Statement - Consolidated

R$ millions	2Q20	1Q20	2Q19	6M20	6M19
Sales revenues	50,898	75,469	72,567	126,367	143,423
Cost of sales	(32,680)	(43,854)	(42,357)	(76,534)	(88,380)
Gross profit	18,218	31,615	30,210	49,833	55,043
Selling expenses	(6,752)	(5,914)	(3,668)	(12,666)	(7,069)
General and administrative expenses	(1,568)	(1,820)	(2,194)	(3,388)	(4,321)
Exploration costs	(350)	(468)	(394)	(818)	(1,048)
Research and development expenses	(366)	(422)	(572)	(788)	(1,091)
Other taxes	(1,305)	(517)	(259)	(1,822)	(612)
Impairment of assets	−	(65,301)	(107)	(65,301)	(81)
Other income and expenses	2,232	(1,174)	15,752	1,058	11,477
	(8,109)	(75,616)	8,558	(83,725)	(2,745)
Operating income (loss)	10,109	(44,001)	38,768	(33,892)	52,298
Finance income	579	798	1,303	1,377	2,272
Finance expenses	(6,098)	(7,416)	(6,240)	(13,514)	(12,935)
Foreign exchange gains (losses) and inflation indexation charges	(6,789)	(14,560)	(3,639)	(21,349)	(6,332)
Net finance income (expense)	(12,308)	(21,178)	(8,576)	(33,486)	(16,995)
Results in equity-accounted investments	(1,089)	(1,439)	469	(2,528)	965
Income (loss) before income taxes	(3,288)	(66,618)	30,661	(69,906)	36,268
Income taxes	475	16,894	(11,611)	17,369	(13,455)
Net income (loss) from continuing operations	(2,813)	(49,724)	19,050	(52,537)	22,813
Net income (loss) from descontinued operations	−	−	302	−	779
Net Income (Loss)	(2,813)	(49,724)	19,352	(52,537)	23,592
Net income (loss) attributable to:
Shareholders of Petrobras	(2,713)	(48,523)	18,866	(51,236)	22,897
Net income (loss) from continuing operations	(2,713)	(48,523)	18,651	(51,236)	22,342
Net income (loss) from descontinued operations	−	−	215	−	555
Non-controlling interests	(100)	(1,201)	486	(1,301)	695
Net income (loss) from continuing operations	(100)	(1,201)	399	(1,301)	471
Net income (loss) from descontinued operations	−	−	87	−	224
	(2,813)	(49,724)	19,352	(52,537)	23,592
24

Table 20 - Statement of Financial Position – Consolidated

ASSETS - R$ millions	06.30.2020	12.31.2019
Current assets	201,926	112,101
Cash and cash equivalents	106,598	29,714
Marketable securities	2,952	3,580
Trade and other receivables, net	14,316	15,164
Inventories	27,594	33,009
Recoverable taxes	29,788	14,287
Assets classified as held for sale	11,137	10,333
Other current assets	9,541	6,014
Non-current assets	813,216	813,910
Long-term receivables	124,449	71,306
Trade and other receivables, net	12,559	10,345
Marketable securities	207	232
Judicial deposits	36,683	33,198
Deferred taxes	52,454	5,593
Other tax assets	16,722	15,877
Advances to suppliers	1,110	1,313
Other non-current assets	4,714	4,748
Investments	19,007	22,166
Property, plant and equipment	591,299	641,949
Intangible assets	78,461	78,489
Total assets	1,015,142	926,011

LIABILITIES - R$ millions	06.30.2020	12.31.2019
Current liabilities	144,169	116,147
Trade payables	21,419	22,576
Finance debt	36,646	18,013
Lease liability	29,636	23,126
Taxes payable	16,599	14,914
Dividends payable	1,973	6,278
Short-term benefits	9,284	6,632
Pension and medical benefits	3,659	3,577
Liabilities related to assets classified as held for sale	13,307	13,084
Other current liabilities	11,646	7,947
Non-current liabilities	625,252	510,727
Finance debt	342,905	236,969
Lease liability	90,368	73,053
Income Tax payable	1,951	2,031
Deferred taxes	822	7,095
Long-term benefits	3,431	153
Pension and medical benefits	94,891	103,213
Provision for legal and administrative proceedings	11,439	12,546
Provision for decommisioning costs	71,205	70,377
Other non-current liabilities	8,240	5,290
Shareholders´ equity	245,721	299,137
Share capital (net of share issuance costs)	205,432	205,432
Profit reserves and others	37,334	90,109
Non-controlling interests	2,955	3,596
Total liabilities and shareholders´ equity	1,015,142	926,011
25

Table 21 - Statement of Cash Flows – Consolidated

R$ milhões	2Q20	1Q20	2Q19	6M20	6M19
Net income for the period	(2,813)	(49,724)	19,352	(52,537)	23,592
Adjustments for:
Net income from discontinued operations	−	−	(302)	−	(779)
Pension and medical benefits (actuarial expense)	2,015	2,157	2,057	4,172	4,114
Results of equity-accounted investments	1,089	1,439	(469)	2,528	(965)
Depreciation, depletion and amortization	14,975	15,758	14,696	30,733	28,572
Impairment of assets (reversal)	−	65,301	107	65,301	81
Inventory write-down (write-back) to net realizable value	113	1,389	122	1,502	(32)
Allowance (reversals) for impairment of trade and other receivables	183	474	49	657	146
Exploratory expenditures write-offs	65	117	54	182	243
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(98)	446	(21,200)	348	(21,762)
Foreign exchange, indexation and finance charges	22,563	18,440	7,770	41,003	16,357
Deferred income taxes, net	(1,085)	(17,491)	7,123	(18,576)	6,625
Revision and unwinding of discount on the provision for decommissioning costs	866	858	791	1,724	1,577
PIS and COFINS monetary restatement - exclusion from VAT tax basis	(16,925)	−	−	(16,925)	−
Decrease (Increase) in assets
Trade and other receivables, net	(7,535)	4,090	103	(3,445)	3,982
Inventories	3,750	2,558	(3,829)	6,308	(2,478)
Judicial deposits	(1,518)	(1,961)	(1,640)	(3,479)	(4,155)
Escrow account - Class action agreement	−	−	143	−	(3,693)
Other assets	(619)	(1,523)	(1,633)	(2,142)	(3,523)
Increase (Decrease) in liabilities
Trade payables	2,684	(3,242)	(906)	(558)	(3,211)
Other taxes payable	5,645	(2,143)	4,681	3,502	4,025
Income taxes paid	(186)	(1,120)	(1,678)	(1,306)	(2,360)
Pension and medical benefits	(1,744)	(1,614)	(1,219)	(3,358)	(1,911)
Provision for legal proceedings	(585)	(645)	(5,115)	(1,230)	(4,685)
Short-term benefits	6,429	(493)	(141)	5,936	475
Provision for decommissioning costs	(243)	(546)	(496)	(789)	(985)
Other liabilities	2,284	2,466	2,206	4,750	(1,959)
Net cash from operating activities of continuing activities	29,310	34,991	20,626	64,301	37,291
Operating discontinued activities	−	−	(126)	−	958
Net cash from operating activities	29,310	34,991	20,500	64,301	38,249
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(8,215)	(8,342)	(8,024)	(16,557)	(13,964)
Investments in investees	(5,320)	15	(37)	(5,305)	(41)
Proceeds from disposal of assets - Divestment	866	1,168	34,512	2,034	35,688
Divestment (Investment) in marketable securities	445	295	1,966	740	1,868
Dividends received	319	200	2,756	519	3,183
Net cash (provided) used in investing activities of continuing activities	(11,905)	(6,664)	31,173	(18,569)	26,734
Investing discontinued operations	−	−	(144)	−	(198)
Net cash (provided) used in investing activities	(11,905)	(6,664)	31,029	(18,569)	26,536
Cash flows from Financing activities
Investments by non-controlling interest	(32)	(186)	(118)	(218)	(356)
Financing and loans, net:
Proceeds from financing	29,893	48,777	1,914	78,670	17,882
Repayment of finance debt - principal	(15,237)	(19,570)	(8,702)	(34,807)	(45,397)
Repayment of finance debt - interest	(3,085)	(4,938)	(3,183)	(8,023)	(8,974)
Repayment of lease liability	(7,807)	(6,822)	(5,366)	(14,629)	(8,643)
Dividends paid to shareholders of Petrobras	1	(4,427)	(3,944)	(4,426)	(3,944)
Dividends paid to non-controlling interests	(117)	(35)	(336)	(152)	(337)
26

Net cash provided (used) in financing activities from continuing operations	3,616	12,799	(19,735)	16,415	(49,769)
Financing discontinued activities	−	−	(1,694)	−	(1,932)
Net cash provided (used) in financing activities	3,616	12,799	(21,429)	16,415	(51,701)
Effect of exchange rate changes on cash and cash equivalents	5,187	9,556	(639)	14,743	(1,001)
Net increase / (decrease) in cash and cash equivalents	26,208	50,682	29,461	76,890	12,083
Cash and cash equivalents at the beginning of the period	80,411	29,729	36,476	29,729	53,854
Cash and cash equivalents at the end of the period	106,619	80,411	65,937	106,619	65,937
27

SEGMENT INFORMATION

Table 22 - Consolidated Income Statement by Segment – 6M20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	75,266	112,486	18,624	1,949	(81,958)	126,367
Intersegments	73,144	2,140	6,210	464	(81,958)	−
Third parties	2,122	110,346	12,414	1,485	−	126,367
Cost of sales	(45,114)	(107,997)	(9,217)	(1,928)	87,722	(76,534)
Gross profit	30,152	4,489	9,407	21	5,764	49,833
Expenses	(65,178)	(11,146)	(6,537)	(802)	(62)	(83,725)
Selling expenses	(2)	(6,650)	(5,906)	(52)	(56)	(12,666)
General and administrative expenses	(506)	(542)	(221)	(2,119)	−	(3,388)
Exploration costs	(818)	−	−	−	−	(818)
Research and development expenses	(498)	(21)	(19)	(250)	−	(788)
Other taxes	(485)	(455)	(52)	(830)	−	(1,822)
Impairment of assets	(64,304)	(208)	−	(789)	−	(65,301)
Other income and expenses	1,435	(3,270)	(339)	3,238	(6)	1,058
Operating income (loss)	(35,026)	(6,657)	2,870	(781)	5,702	(33,892)
Net finance income (expense)	−	−	−	(33,486)	−	(33,486)
Results in equity-accounted investments	(806)	(2,189)	122	345	−	(2,528)
Income (loss) before income taxes	(35,832)	(8,846)	2,992	(33,922)	5,702	(69,906)
Income taxes	11,909	2,263	(976)	6,111	(1,938)	17,369
Net income (loss) from continuing operations	(23,923)	(6,583)	2,016	(27,811)	3,764	(52,537)
Result with discontinued operations	−	−	−	−	−	−
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net income (loss)	(23,923)	(6,583)	2,016	(27,811)	3,764	(52,537)
Net income (loss) attributable to:				−
Shareholders of Petrobras	(23,911)	(6,413)	1,823	(26,499)	3,764	(51,236)
Net income (loss) from continuing operations	(23,911)	(6,413)	1,823	(26,499)	3,764	(51,236)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(12)	(170)	193	(1,312)	−	(1,301)
Net income (loss) from continuing operations	(12)	(170)	193	(1,312)	−	(1,301)
Net income (loss) from discontinued operations	−	−	−	−	−	−
	(23,923)	(6,583)	2,016	(27,811)	3,764	(52,537)

28

Table 23 - Consolidated Income Statement by Segment – 6M19

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	92,547	126,202	22,188	2,453	(99,967)	143,423
Intersegments	90,765	29,334	6,736	424	(99,967)	27,292
Third parties	1,782	96,868	15,452	2,029	−	116,131
Cost of sales	(52,411)	(115,488)	(14,954)	(2,361)	96,834	(88,380)
Gross profit	40,136	10,714	7,234	92	(3,133)	55,043
Expenses	(4,321)	(6,973)	17,369	(8,742)	(78)	(2,745)
Selling expenses	(4)	(3,668)	(3,251)	(80)	(66)	(7,069)
General and administrative expenses	(591)	(689)	(288)	(2,753)	−	(4,321)
Exploration costs	(1,048)	−	−	−	−	(1,048)
Research and development expenses	(759)	(27)	(27)	(278)	−	(1,091)
Other taxes	(109)	(137)	(93)	(273)	−	(612)
Impairment of assets	1,101	(1,181)	(1)	−	−	(81)
Other income and expenses	(2,911)	(1,271)	21,029	(5,358)	(12)	11,477
Operating income (loss)	35,815	3,741	24,603	(8,650)	(3,211)	52,298
Net finance income (expense)	−	−	−	(16,995)	−	(16,995)
Results in equity-accounted investments	280	535	169	(19)	−	965
Income (loss) before income taxes	36,095	4,276	24,772	(25,664)	(3,211)	36,268
Income taxes	(12,177)	(1,272)	(8,365)	7,268	1,091	(13,455)
Net income (loss) from continuing operations	23,918	3,004	16,407	(18,396)	(2,120)	22,813
Result with discontinued operations	−	−	30	749	−	779
Net income (loss) from discontinued operations	−	−	30	749	−	779
Net income (loss)	23,918	3,004	16,437	(17,647)	(2,120)	23,592
Net income (loss) attributable to:				−
Shareholders of Petrobras	23,927	3,027	16,190	(18,127)	(2,120)	22,897
Net income (loss) from continuing operations	23,927	3,027	16,169	(18,661)	(2,120)	22,342
Net income (loss) from discontinued operations	−	−	21	534	−	555
Non-controlling interests	(9)	(23)	247	480	−	695
Net income (loss) from continuing operations	(9)	(23)	238	265	−	471
Net income (loss) from discontinued operations	−	−	9	215	−	224
	23,918	3,004	16,437	(17,647)	(2,120)	23,592
29

Table 24 - Consolidated Income Statement by Segment – 2Q20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	27,691	44,326	8,157	1,092	(30,368)	50,898
Intersegments	26,486	812	2,874	196	(30,368)	−
Third parties	1,205	43,514	5,283	896	−	50,898
Cost of sales	(18,890)	(39,835)	(3,312)	(1,098)	30,455	(32,680)
Gross profit	8,801	4,491	4,845	(6)	87	18,218
Expenses	789	(7,066)	(3,521)	1,719	(30)	(8,109)
Selling expenses	(1)	(3,790)	(2,900)	(34)	(27)	(6,752)
General and administrative expenses	(300)	(270)	(104)	(894)	−	(1,568)
Exploration costs	(350)	−	−	−	−	(350)
Research and development expenses	(224)	(9)	(6)	(127)	−	(366)
Other taxes	(414)	(262)	(15)	(614)	−	(1,305)
Impairment of assets	−	−	−	−	−	−
Other income and expenses	2,078	(2,735)	(496)	3,388	(3)	2,232
Operating income (loss)	9,590	(2,575)	1,324	1,713	57	10,109
Net finance income (expense)	−	−	−	(12,308)	−	(12,308)
Results in equity-accounted investments	(48)	(1,341)	134	166	−	(1,089)
Income (loss) before income taxes	9,542	(3,916)	1,458	(10,429)	57	(3,288)
Income taxes	(3,260)	875	(450)	3,329	(19)	475
Net income (loss) from continuing operations	6,282	(3,041)	1,008	(7,100)	38	(2,813)
Result with discontinued operations	−	−	−	−	−	−
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net income (loss)	6,282	(3,041)	1,008	(7,100)	38	(2,813)
Net income (loss) attributable to:
Shareholders of Petrobras	6,294	(3,016)	886	(6,915)	38	(2,713)
Net income (loss) from continuing operations	6,294	(3,016)	886	(6,915)	38	(2,713)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(12)	(25)	122	(185)	−	(100)
Net income (loss) from continuing operations	(12)	(25)	122	(185)	−	(100)
Net income (loss) from discontinued operations	−	−	−	−	−	−
	6,282	(3,041)	1,008	(7,100)	38	(2,813)

30

Table 25 - Consolidated Income Statement by Segment – 1Q20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	47,575	68,160	10,467	857	(51,590)	75,469
Intersegments	46,658	1,328	3,336	268	(51,590)	−
Third parties	917	66,832	7,131	589	−	75,469
Cost of sales	(26,224)	(68,162)	(5,905)	(830)	57,267	(43,854)
Gross profit	21,351	(2)	4,562	27	5,677	31,615
Expenses	(65,967)	(4,080)	(3,016)	(2,521)	(32)	(75,616)
Selling expenses	(1)	(2,860)	(3,006)	(18)	(29)	(5,914)
General and administrative expenses	(206)	(272)	(117)	(1,225)	−	(1,820)
Exploration costs	(468)	−	−	−	−	(468)
Research and development expenses	(274)	(12)	(13)	(123)	−	(422)
Other taxes	(71)	(193)	(37)	(216)	−	(517)
Impairment of assets	(64,304)	(208)	−	(789)	−	(65,301)
Other income and expenses	(643)	(535)	157	(150)	(3)	(1,174)
Operating income (loss)	(44,616)	(4,082)	1,546	(2,494)	5,645	(44,001)
Net finance income (expense)	−	−	−	(21,178)	−	(21,178)
Results in equity-accounted investments	(758)	(848)	(12)	179	−	(1,439)
Income (loss) before income taxes	(45,374)	(4,930)	1,534	(23,493)	5,645	(66,618)
Income taxes	15,169	1,388	(526)	2,782	(1,919)	16,894
Net income (loss) from continuing operations	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)
Result with discontinued operations	−	−	−	−	−	−
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net income (loss)	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)
Net income (loss) attributable to:
Shareholders of Petrobras	(30,205)	(3,397)	937	(19,584)	3,726	(48,523)
Net income (loss) from continuing operations	(30,205)	(3,397)	937	(19,584)	3,726	(48,523)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	−	(145)	71	(1,127)	−	(1,201)
Net income (loss) from continuing operations	−	(145)	71	(1,127)	−	(1,201)
Net income (loss) from discontinued operations	−	−	−	−	−	−
	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)
31

Table 26 - Other Income (Expenses) by Segment – 6M20

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Voluntary Separation Incentive Plan - PDV	(1,992)	(1,503)	(161)	(1,366)	−	(5,022)
Unscheduled stoppages and pre-operating expenses	(3,253)	(501)	(297)	(14)	−	(4,065)
Pension and medical benefits - retirees	−	−	−	(2,354)	−	(2,354)
Gains/(losses) with Commodities Derivatives	−	−	−	(1,683)	−	(1,683)
Gains / (losses) related to legal, administrative and arbitration proceedings	(461)	(1,004)	263	320	−	(882)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(177)	(124)	(51)	4	−	(348)
Variable compensation program	76	32	−	60	−	168
Amounts recovered from Lava Jato investigation	39	−	−	392	−	431
Early Contract Terminations	471	9	47	207	−	734
Expenses/Reimbursements from E&P partnership operations	1,280	−	−	−	−	1,280
Equalization of expenses - Production Individualization Agreements	4,477	−	−	(3)	−	4,474
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	7,675	−	7,675
Others	975	(179)	(140)	−	(6)	650
	1,435	(3,270)	(339)	3,238	(6)	1,058

Table 27 - Other Income (Expenses) by Segment – 6M19

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Voluntary Separation Incentive Plan - PDV	(133)	(124)	(6)	(72)	−	(335)
Unscheduled stoppages and pre-operating expenses	(2,404)	(44)	(279)	(3)	−	(2,730)
Pension and medical benefits - retirees	−	−	−	(2,695)	−	(2,695)
Gains/(losses) with Commodities Derivatives	−	−	−	(1,449)	−	(1,449)
Gains / (losses) related to legal, administrative and arbitration proceedings	146	(903)	55	(1,464)	−	(2,166)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(187)	113	21,435	528	−	21,889
Variable compensation program	(323)	(170)	(29)	(269)	−	(791)
Amounts recovered from Lava Jato investigation	29	−	−	280	−	309
Early Contract Terminations	−	−	(5)	−	−	(5)
Expenses/Reimbursements from E&P partnership operations	370	−	−	−	−	370
Equalization of expenses - Production Individualization Agreements	(33)	−	−	(1)	−	(34)
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Others	(376)	(143)	(142)	(213)	(12)	(886)
	(2,911)	(1,271)	21,029	(5,358)	(12)	11,477

32

Table 28 - Other Income (Expenses) by Segment – 2Q20

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Voluntary Separation Incentive Plan - PDV	(1,905)	(1,440)	(158)	(1,332)	−	(4,835)
Unscheduled stoppages and pre-operating expenses	(1,882)	(490)	(103)	(6)	−	(2,481)
Pension and medical benefits - retirees	−	−	−	(1,027)	−	(1,027)
Gains/(losses) with Commodities Derivatives	−	−	−	(2,720)	−	(2,720)
Gains / (losses) related to legal, administrative and arbitration proceedings	175	(747)	(71)	42	−	(601)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	145	(25)	(9)	(13)	−	98
Variable compensation program	−	−	(3)	−	−	(3)
Amounts recovered from Lava Jato investigation	39	−	−	296	−	335
Early Contract Terminations	101	9	(17)	184	−	277
Expenses/Reimbursements from E&P partnership operations	624	−	−	−	−	624
Equalization of expenses - Production Individualization Agreements	4,366	−	−	(3)	−	4,363
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	7,675	−	7,675
Others	415	(42)	(135)	292	(3)	527
	2,078	(2,735)	(496)	3,388	(3)	2,232

Table 29 - Other Income (Expenses) by Segment – 1Q20

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Voluntary Separation Incentive Plan - PDV	(87)	(63)	(3)	(34)	−	(187)
Unscheduled stoppages and pre-operating expenses	(1,371)	(11)	(194)	(8)	−	(1,584)
Pension and medical benefits - retirees	−	−	−	(1,327)	−	(1,327)
Gains/(losses) with Commodities Derivatives	−	−	−	1,037	−	1,037
Gains / (losses) related to legal, administrative and arbitration proceedings	(636)	(257)	334	278	−	(281)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(322)	(99)	(42)	17	−	(446)
Variable compensation program	76	32	3	60	−	171
Amounts recovered from Lava Jato investigation	−	−	−	96	−	96
Early Contract Terminations	370	−	64	23	−	457
Expenses/Reimbursements from E&P partnership operations	656	−	−	−	−	656
Equalization of expenses - Production Individualization Agreements	111	−	−	−	−	111
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Others	560	(137)	(5)	(292)	(3)	123
	(643)	(535)	157	(150)	(3)	(1,174)

33

Table 30 - Consolidated Assets by Segment – 06.30.2020

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	573,990	166,431	50,191	243,028	(18,498)	1,015,142

Current assets	23,981	43,946	7,691	144,704	(18,396)	201,926
Non-current assets	550,009	122,485	42,500	98,324	(102)	813,216
Long-term receivables	26,519	14,124	5,295	78,509	2	124,449
Investments	2,237	1,308	3,961	11,501	−	19,007
Property, plant and equipment	444,727	106,541	32,600	7,535	(104)	591,299
Operating assets	385,703	93,080	21,587	7,450	(104)	507,716
Assets under construction	59,024	13,461	11,013	85	−	83,583
Intangible assets	76,526	512	644	779	−	78,461

Table 31 - Consolidated Assets by Segment – 12.31.2018

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	621,860	175,418	51,240	97,097	(19,604)	926,011

Current assets	23,114	49,467	7,789	51,186	(19,455)	112,101
Non-current assets	598,746	125,951	43,451	45,911	(149)	813,910
Long-term receivables	26,022	13,296	5,517	26,471	−	71,306
Investments	2,387	4,472	4,299	11,008	−	22,166
Property, plant and equipment	493,746	107,659	32,975	7,718	(149)	641,949
Operating assets	428,589	95,245	22,593	7,191	(149)	553,469
Assets under construction	65,157	12,414	10,382	527	−	88,480
Intangible assets	76,591	524	660	714	−	78,489
34

Table 32 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 6M20

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	(23,923)	(6,583)	2,016	(27,811)	3,764	(52,537)
Net finance income (expense)	−	−	−	33,486	−	33,486
Income taxes	(11,909)	(2,263)	976	(6,111)	1,938	(17,369)
Depreciation, depletion and amortization	23,841	5,147	1,222	523	−	30,733
EBITDA	(11,991)	(3,699)	4,214	87	5,702	(5,687)
Results in equity-accounted investments	806	2,189	(122)	(345)	−	2,528
Impairment	64,304	208	−	789	−	65,301
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−
Foreign Exchange gains or losses on provisions for legal procedings	−	−	−	−	−	−
Results on disposal / write-offs of assets and on remeasurement of investment retained with loss of control	177	124	51	(4)	−	348
Adjusted EBITDA from Continuing Operations	53,296	(1,178)	4,143	527	5,702	62,490
Adjusted EBITDA from Discontinued Operations	−	−	−	−	−	−
Adjusted EBITDA	53,296	(1,178)	4,143	527	5,702	62,490

Table 33 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 6M19

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	23,918	3,004	16,407	(18,396)	(2,120)	22,813
Net finance income (expense)	−	−	−	16,995	−	16,995
Income taxes	12,177	1,272	8,365	(7,268)	(1,091)	13,455
Depreciation, depletion and amortization	22,097	4,703	1,313	459	−	28,572
EBITDA	58,192	8,979	26,085	(8,210)	(3,211)	81,835
Results in equity-accounted investments	(280)	(535)	(169)	19	−	(965)
Impairment losses / (reversals)	(1,101)	1,181	1	−	−	81
Reclassification of cumulative translation adjustment - CTA	−	−	−	127	−	127
Foreign Exchange gains or losses on provisions for legal procedings	−	−	−	(85)	−	(85)
Results on disposal / write-offs of assets and on remeasurement of investment retained with loss of control	187	(113)	(21,435)	(528)	−	(21,889)
Adjusted EBITDA from Continuing Operations	56,998	9,512	4,482	(8,677)	(3,211)	59,104
Adjusted EBITDA from Discontinued Operations	−	−	30	1,004	−	1,034
Adjusted EBITDA	56,998	9,512	4,512	(7,673)	(3,211)	60,138

35

Table 34 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2Q20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	6,282	(3,041)	1,008	(7,100)	38	(2,813)
Net finance income (expense)	−	−	−	12,308	−	12,308
Income taxes	3,260	(875)	450	(3,329)	19	(475)
Depreciation, depletion and amortization	11,431	2,664	610	270	−	14,975
EBITDA	20,973	(1,252)	2,068	2,149	57	23,995
Results in equity-accounted investments	48	1,341	(134)	(166)	−	1,089
Impairment	−	−	−	−	−	−
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	(145)	25	9	13	−	(98)
Adjusted EBITDA from Continuing Operations	20,876	114	1,943	1,996	57	24,986
Adjusted EBITDA from Discontinued Operations	−	−	−	−	−	−
Adjusted EBITDA	20,876	114	1,943	1,996	57	24,986

Table 35 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)
Net finance income (expense)	−	−	−	21,178	−	21,178
Income taxes	(15,169)	(1,388)	526	(2,782)	1,919	(16,894)
Depreciation, depletion and amortization	12,410	2,483	612	253	−	15,758
EBITDA	(32,964)	(2,447)	2,146	(2,062)	5,645	(29,682)
Results in equity-accounted investments	758	848	12	(179)	−	1,439
Impairment	64,304	208	−	789	−	65,301
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	322	99	42	(17)	−	446
Adjusted EBITDA from Continuing Operations	32,420	(1,292)	2,200	(1,469)	5,645	37,504
Adjusted EBITDA from Discontinued Operations	−	−	−	−	−	−
Adjusted EBITDA	32,420	(1,292)	2,200	(1,469)	5,645	37,504

36

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received.. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation.When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.As a result of the divestments in 2019, the strategy of repositioning its portfolio foreseen in the Strategic Plan 2020-2024, approved on November 27, 2019, as well as the materiality of the remaining businesses, the company reassessed the presentation of the Distribution and Biofuels, which are now included in the Corporate and other businesses.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer